WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

October 17, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn:	Patrick Gilmore, Accounting Branch Chief

David Edgar, Staff Accountant

Joyce Sweeney, Staff Accountant

Re:	Wipro Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed May 19, 2014

Form 6-K filed July 28, 2014

File No. 001-16139

Dear Ladies and Gentlemen:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation of your review of its Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and its Form 6-K for the quarter ended June 30, 2014. Wipro submits this letter in response to the letter of comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 22, 2014. For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 20-F for the Fiscal Year Ended March 31, 2014

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

1.	We note your disclosure on page 10 that your profits could be adversely affected if you are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure. We further note that management discusses attrition and utilization on recent earnings calls and that you provide operating metrics related to employee attrition and utilization in the “Q1 Results Analyst Data Sheet” located on your website. Please tell us what consideration was given to disclosing any metrics management uses to monitor employee attrition and utilization. Refer to Section III.B.1 of SEC Release 338350.

RESPONSE

We respectfully advise the Staff that we regularly evaluate our disclosure of metrics that may be meaningful to our investors in understanding our business. The Company believes that the material key metrics that are regularly reviewed by management are currently disclosed in our filings with the Commission and that those are the key metrics used by management to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

The Company believes that the metrics it discloses in its filings should provide insight into a key aspect of the Company’s performance, and an evaluation of employee attrition and utilization is not easily understood by a simple review of percentages. Attrition and utilization have a material effect on the Company’s business only if they are above or below certain thresholds. Therefore, small fluctuations are not necessarily indicative of any change in the Company’s business or performance. Further, the same attrition and utilization levels may be viewed differently by the Company depending on other factors impacting the Company’s business, including, among other things, demand for the Company’s services and the labor market in the areas where the Company does business. The Company believes that it qualitatively discusses the factors that affect the Company’s business as a whole and, if material, the effect of attrition and utilization on the Company’s financial performance is also given to provide investors with the relevant insight into the Company’s business.

The Company believes that it sufficiently discusses these factors throughout its filings with the Commission. The Company respectfully notes that it provides information on attrition and utilization at the request of analysts in the Analyst Data Sheet and provides qualitative inputs on the metrics on its earnings call. There is no consistent industry definition of such metrics and the interpretation of the absolute measures is highly subjective and will vary based on circumstances. The information provided in the Analyst Data Sheet is not representative of our IT Services business as a whole, and as indicated in the Analyst Data Sheet, such information excludes certain portions of our business. For example, we exclude our Business Process Outsourcing (“BPO”) business from both our utilization and attrition statistics because the fluctuations in this service offering are atypical of our IT Services business as a whole due to the customer-specific, project-based nature of our BPO services. Similarly, our India and Middle East business is not included in our utilization and attrition metric for the IT Services segment because a significant portion of the revenue from this business is attributable to our IT Products segment. The Company believes that providing the metrics for portions of the Company’s business in our annual report would not be meaningful for our investors. In view of the above, we believe that disclosure of these metrics is not required in its filings with the Commission.

Liquidity and Capital Resources, page 52

2.	On page 53 you disclose that in the normal course of business you transfer accounts receivables, net investment in sale-type finance receivable and employee advances. Please tell us the amount of financial assets transferred and the recognized gains or losses for the periods presented. Tell us what consideration was given to disclosing the extent to which financial asset transfers is a part of the company’s liquidity management. Refer to Section IV of SEC Release 33-8350.

RESPONSE

We respectfully advise the Staff that, as a part of the normal course of business, the Company transfers accounts receivables and net investment in finance lease receivables to banks. Under the terms of these arrangements, the Company surrenders control over certain financial assets in connection with a non-recourse transfer, which is then recorded as a sale of such financial assets. The only transfers which are recorded as a sale of financial assets are non-recourse transfers. The financial assets transferred on a non-recourse basis for the years ended March 31, 2012, 2013 and 2014 were INR 305 million ($6 million), INR 15,459 million ($285 million) and INR 76,264 million ($1,266 million), respectively. These transfers resulted in finance charges of INR 0 ($0), INR 7 million ($0.1 million) and INR 35 million ($0.6 million), respectively. Of the financial assets transferred during the applicable year, INR 0 ($0), INR 6,530 million ($120 million) and INR 9,031 million ($150 million) remained outstanding with customers as of March 31, 2012, March 31, 2013 and March 31, 2014, respectively. Accordingly, the incremental benefit to cash flows due to these transfers of financial assets for the years ended March 31, 2012, 2013 and 2014 were INR 0 ($0), INR

6,529 million ($120 million), and INR 2,355 million ($42 million), which represents approximately 0%, 7.7% and 2.1% of the balance of cash and cash equivalents and 0%, 4.0% and 1.3% of the cash and cash equivalent and short term investments as of March 31, 2012, 2013 and 2014, respectively. As such, had we not engaged in these transactions, we believe that the incremental effect on our cash flow and liquidity would have been immaterial. Thus, the Company believes that providing such financial information to investors would not provide them with material insight into the Company’s liquidity or capital resources. Should the impact of transfers of accounts receivables become significant, we will provide disclosures in our future filings with the Commission.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 31. Segment Information, page 161

3.	On page 6 of the Investor Presentation related to financial results for the quarter ended June 30, 2014 you present Service Line distribution of revenues that appears to correlate with your IT Services offerings. Please tell us whether you generate such information on an annual basis and if so what consideration was given to providing similar information in you annual financial statements. Refer to paragraph 32 of IFRS 8.

RESPONSE

We respectfully advise the Staff that revenue derived from our Services Lines is an operating metric determined on a non-GAAP basis using a standard method of allocation of revenue. The Service Lines are service offerings that cut across our IT Services business. Further, the Service Lines revenues metric is not used in our financial statements. We share information on our Service Line distribution of revenues as part of our Investor Presentation to highlight the capabilities and the size of various service offerings as of a given period. We routinely review and change which Service Lines we deem to be material and may combine or redefine Service Lines from time to time, so this information can change from year to year. As such, comparable data cannot be consistently provided and may not be consistently tracked. Due to the above reasons, we have not presented service line distribution of revenues in our segment information under IFRS 8.

Form 6-K filed July 28, 2014

Exhibit 99.1

4.	We note on the company’s web-site you provide the Condensed Consolidated Interim Financial Statements under IFRS that contain financial information, such as Statements of Cash Flows and Notes to the interim financial statements, that has not been included in your Form 6-K submission. Please tell us what consideration was given to providing these financial statements in your Form 6-K. Refer to General Instruction B of Form 6K.

RESPONSE

We respectfully advise the Staff that we do not believe that the Condensed Consolidated Interim Financial Statements under IFRS are required to be furnished on our Form 6-K. Under General Instruction B, information is required to be furnished to the SEC if: (i) the Company makes or is required to make public such information pursuant to the laws in the home country, (ii) the Company files or is required to file with a stock exchange on which its securities are traded and such information was made public by the exchange or (iii) the Company distributes or is required to distribute such information to its security holders. There are no requirements under Indian law to make public the Condensed Consolidated Interim Financial Statements under IFRS, and such information is not filed with the Indian stock exchanges. Each quarter, our earnings release is filed with the Indian exchanges, and we furnish the earnings release on Form 6-K. We also do not distribute and are not required to distribute the Condensed Consolidated Interim Financial Statements under IFRS to our shareholders. Therefore, we do not believe that disclosure of such financial statements is required under General Instruction B of Form 6-K.

Exhibit 99.2

5.	We note your presentation of the non-GAAP measures “PBIT” and “free cash flow.” Please tell us what consideration was given to providing the disclosures, including reconciliation to the most directly comparable GAAP measure, required under Regulation G.

RESPONSE

We acknowledge the Staff’s request and a slide with the reconciliation of these non-GAAP measures to GAAP is attached to this letter. We respectfully note that while the term “PBIT” is a non-GAAP term, the number and calculations such term refers to are a GAAP measure (operating profit) that is tied directly to our financial statements. In our future presentations, we will not refer to “PBIT” and will instead use the GAAP term. We will also define “free cash flow” and will include a slide with a reconciliation to the most directly comparable GAAP measure as a part of our presentation, to the extent such term is used. We note for purposes of clarification that the primary financial statements of the Company are prepared under IFRS and accordingly “non-GAAP” for the Company is a financial measure that is adjusted to exclude or include amounts that are excluded and included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS. Accordingly, our reconciliation will be to the most directly comparable IFRS measure.

Exhibit 99.3

6.	We note that the content of your exhibit is not clearly legible, even when enlarged on the electronic version. Please provide us with a clear copy of the exhibit material and in future filings ensure that the exhibit is in a readable format.

RESPONSE

We acknowledge the Staff’s request and a legible copy of the exhibit is attached to this letter. We will provide a legible version of the text of the newspaper advertisement as an exhibit in our future filings.

7.	The heading for this exhibit content refers to the “Consolidated Audited Financial Results for the Quarter Ended June 30, 2014.” In addition, we note that the second page of the exhibit contains financial information related to Pfizer Limited. Please advise us as to the reference to the financial results as being audited and inclusion of financial information related to another company.

RESPONSE

We respectfully note that Exhibit 99.3 contained a copy of the advertisement placed in the daily newspaper as typeset and laid out by the publishers, which may include information on other companies or other materials unrelated to Wipro. In our future filings, we will provide the text of the newspaper advertisement only and not the typeset and formatted version as it appears in the newspaper.

*****

In connection with the Company’s responses to the Staff’s comments on its filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Suresh C. Senapaty

Suresh C. Senapaty
Chief Financial Officer and Director

Cc: Raj S. Judge, Esq.

© 2014 WIPRO LTD | WWW.WIPRO.COM | CONFIDENTIAL 1 Wipro Limited April – June 2014 Reconciliation of GAAP measure to Free cash flow Question 5

© 2014  WIPRO LTD  |  WWW.WIPRO.COM  |  CONFIDENTIAL
2
WIPRO LIMITED AND SUBSIDIARIES
Reconciliation of selected GAAP measures to Free cash flow
(Amounts in INR millions)
(unaudited)
Three months ended
June 30,
2013 2014
GAAP Net income attributable to equity holders of the company [A] 16,233 21,032
Computation of Free cash flow
Net cash generated from operating activities 12,051 21,664
Add/(deduct) cash inflow/(outflow) on :
Purchase of Property,plant and equipment (2,552)   (3,271)
Proceeds from sale of Property,plant and equipment 98           50
Free cash flow attributable to equity holders of the company [B] 9,597 18,443
Free cash flow as a percentage of Net income [B/A] 59% 88%

Question 7

WIPRO LIMITED - CONSOLIDATED

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

( in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Year ended
		June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	112,455	117,036	97,332	437,549
	b) Other operating income	—	—	—	—
	Total income from operations (net)	112,455	117,036	97,332	437,549
2	Expenses
	a) Cost of materials consumed	19	1,273	351	2,054
	b) Purchase of stock-in-trade	6,552	7,347	6,418	27,670
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(78)	523	(328)	54
	d) Employee compensation	53,889	52,722	48,328	206,568
	e) Depreciation and amortisation expense	2,834	2,880	2,501	11,106
	f) Sub contracting/technical fees/third party application	11,679	11,600	10,206	43,521
	g) Other expenditure	13,789	14,881	12,154	57,222
	Total expense	88,684	91,226	79,630	348,195
3	Profit from operations before other income, finance costs and exceptional items (1-2)	23,771	25,810	17,702	89,354
4	Other Income	4,239	3,959	3,361	14,542
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	28,010	29,769	21,063	103,896
6	Finance Cost	888	842	495	2,891
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	27,122	28,927	20,568	101,005
8	Exceptional items	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	27,122	28,927	20,568	101,005
10	Tax expense	5,942	6,536	4,251	22,600
11	Net profit from ordinary activities after tax (9-10)	21,180	22,391	16,317	78,405
12	Extraordinary items (net of tax expense)	—	—	—	—
13	Net profit for the period (11+12)	21,180	22,391	16,317	78,405
14	Share in earnings of associates	—	—	—	—
15	Minority interest	(148)	(126)	(84)	(438)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)	21,032	22,265	16,233	77,967
17	Paid up equity share capital (Face value 2 per share)	4,934	4,932	4,928	4,932
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year				338,567
19	EARNINGS PER SHARE (EPS)

	Before extraordinary items
	Basic (in )	8.57	9.07	6.61	31.76
	Diluted (in )	8.54	9.04	6.60	31.66

	After extraordinary items
	Basic (in )	8.57	9.07	6.61	31.76
	Diluted (in )	8.54	9.04	6.60	31.66
20	Public shareholding (1)
	Number of shares	607,403,337	606,514,878	604,568,320	606,514,878
	Percentage of holding (as a % of total public shareholding)	25.11%	25.08%	25.02%	25.08%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	-Number of shares	Nil	Nil	Nil	Nil

-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil
-Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil
b) Non-encumbered
-Number of shares (2)	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464
-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%
-Percentage of shares (as a % of the total share capital of the company, excluding ADS Shareholding)	74.89%	74.92%	74.98%	74.92%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2)	Includes 440,557,453 (March 31, 2014: 440,557,453; June 30, 2013: 440,557,453) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of complaints received for the period April 1, 2014 to June 30, 2014
Sl No.	Nature of the complaint	Nature	Unresolved as at 01.04.2014	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as at 30.06.2014
1	Non-Receipt of Securities	Complaint	—	5	5	—

2	Non Receipt of Annual Reports	Complaint	—	5	5	—

3	Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants	Request	—	1,023	1,023	—

4	SEBI/Stock Exchange Complaints	Complaint	—	8	8	—

5	Non Receipt of Dividend warrants	Complaint	—	89	89	—

	TOTAL		—	1,130	1,130	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.	The condensed consolidated interim financial results of the Company for the quarter ended June 30, 2014 have been approved by the directors of the Company at its meeting held on July 24, 2014. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 1 , 9, and 14 for the quarter ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively and 79 for the year ended March 31, 2014.

4.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	June 30, 2014			March 31,2014
Designated derivative instruments
Sell	$		750	$		516
	£		141	£		51
	€		101	€		78
		AUD	27		AUD	9
Interest rate swaps	$		150	$		150
Net investment hedges in foreign operations
Others	$		220	$		220
	€		25	€		25

Non designated derivative instruments
Sell	$		851	$		1061
	£		112	£		112
	€		63	€		63
		AUD	78		AUD	99
	¥		490	¥		490
		SGD	13		SGD	8
		ZAR	69		ZAR	223
		CAD	19		CAD	10
		CHF	10		CHF	—
Buy	$		510	$		585

5.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2014, are available on our company website www.wipro.com

6.	Segment Information

The Company is organized by business which primarily includes six strategic business segments under our IT services business as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG), Global Media and Telecom (GMT); and IT Products segment.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended June 30, 2014, March 31, 2014, June 30, 2013 and year ended March 31, 2014 is as follows:

	Quarter ended			Year ended
Particulars	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014
Revenue
IT Services Business
BFSI	28,065	28,468	23,692	106,035
HLS	11,290	11,275	8,767	41,130
RCTG	14,727	15,412	13,449	58,893
ENU	16,822	17,173	14,228	63,923
MFG	19,110	19,095	17,029	74,423
GMT	15,069	14,770	12,198	55,105

Total of IT Services Business	105,083	106,193	89,363	399,509
IT Products	7,660	11,090	8,166	38,785
Reconciling Items	(287)	(238)	(183)	(666)

Total	112,456	117,045	97,346	437,628

Segment Result
IT Services Business
BFSI	6,624	7,005	4,790	24,153
HLS	2,131	2,482	1,404	7,637
RCTG	3,188	4,048	2,548	13,012
ENU	4,553	4,887	3,588	17,418
MFG	4,368	4,909	3,385	17,348
GMT	3,762	3,332	2,235	11,569
Unallocated	(623)	(609)	(105)	(804)

Total of IT Services Business	24,003	26,054	17,845	90,333
IT Products	165	143	131	310
Reconciling Items	(397)	(387)	(274)	(1,289)

Total	23,771	25,810	17,702	89,354
Finance Expense	(888)	(842)	(495)	(2,891)
Finance and Other Income	4,239	3,959	3,361	14,542

Profit before tax	27,122	28,927	20,568	101,005
Income tax expense	(5,942)	(6,536)	(4,251)	(22,600)

Profit for the period	21,180	22,391	16,317	78,405

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer for operations are as follows:

	Quarter ended			Year ended
	June 30, 2014	March 31, 2014	June 30, 2013	March 31, 2014
India	11,072	12,644	10,695	46,235
United States	52,876	53,504	44,666	200,343
Europe	31,367	32,603	26,537	120,868
Rest of the world	17,141	18,294	15,448	70,182

	112,456	117,045	97,346	437,628

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the quarter ended June 30, 2014, March 31, 2014, June 30, 2013 and, year ended March 31, 2014.

Notes:

a)	The company has the following reportable segments:

i)	IT Services industry segments primarily consisting of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG) and Global Media and Telecom (GMT). Key service offering includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During FY 2013-14, the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

iii)	Reconciling items’ includes elimination of inter-segment transactions and other corporate activities which do not qualify as operating segments under IFRS 8.

b)	Revenues for operations include excise duty of to 1, 9 , and 14 for the quarter ended June 30, 2014, March 31, 2014 and June 30, 2013 respectively and 79 for the year ended March 31, 2014. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting only, the Company has included the impact of ‘foreign exchange gains / (losses), net in revenues (which are reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

7.	The Company has granted 2,485,000, Nil, Nil options under RSU options Plan and 1,688,500, Nil, Nil options under ADS during the quarter ended June 30, 2014, March 31, 2014 and June 30, 2013, respectively, and 30,000 options under RSU Plan and Nil options under ADS during the year ended March 31, 2014.

8.	Business Combination

Opus Capital Markets Consultants LLC

On January 14, 2014, the Company had obtained control of Opus Capital Markets Consultants LLC (‘Opus’) by acquiring 100% of its share capital. Opus is a leading US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market.

The acquisition was executed through a share purchase agreement for a consideration of US$ 75 million including a deferred earn-out component of US$ 21 million, which is dependent on achievement of revenues and earnings over the period of 3 years. The provisional fair value of the contingent consideration amounting to 781, recognized on the acquisition date is determined by discounting the estimated amount payable to the previous owners based on achievement of forecast revenue and EBIT. The estimated fair value would increase (decrease) if: (a) the annual growth rate were higher (lower); (b) the EBIT margin were higher (lower); or (c) the risk adjusted discount rate were lower (higher).

During the current period, an amount of $0.94 million has been received on conclusion of certain closing conditions which has been recorded as a reduction of the purchase consideration, thereby resulting in reduction of goodwill as at 30 June 2014.

The following table presents the provisional allocation of purchase price:

Description
Assets
Cash and cash equivalents	22
Property, plant & equipment	65
Trade receivable	456
Other assets	20
Customer related intangibles	234
Software	95
Non-compete arrangement	216
Deferred income taxes, net	(133)
Liabilities
Other liabilities	(258)

Total	717

Goodwill	3,007

Total purchase price	3,724

Goodwill is not expected to be deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities, contingent consideration and useful lives of certain customer-related intangibles. Finalization of the purchase price allocation based on an independent third party appraisal may result in certain adjustments to the above allocation.

ATCO I-Tek Inc.

On July 18, 2014, the Company had entered into a definitive agreement with ATCO Group to provide complete suite of IT services. As part of the transaction, ATCO I-Tek Inc., the IT Service provider to the ATCO Group and a subsidiary of ATCO Ltd., will become part of the Group for an all-cash consideration of Canadian Dollar (CAD) 210 million. Following this transaction, Wipro’s IT services delivery model will be further strengthened in North America and Australia. The transaction is subject to customary closing conditions.

9.	Stand-alone information (Audited)

Particulars	Quarter ended			Year ended
	June 30, 2014	March 31, 2014	June 30, 2013 *	March 31, 2014
Income from Operations (Net)	101,041	104,018	87,823	391,333
Profit before tax	26,434	29,642	17,698	96,082
Profit after tax	20,672	23,531	13,380	73,874

#	Recasted to give effect to the scheme of amalgamation of Wipro Energy IT Services Limited and Wipro Technology Services Limited, (wholly owned subsidiaries) with Wipro Limited as approved by the Honorable High Court of Karnataka, with April 1, 2013 being the appointed date.

	By Order of the Board,	WIPRO LIMITED
	for Wipro Limited	Regd. Office: Doddakanneli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore - 560 035.
Date: July 24, 2014	Chairman	www.wipro.com

CIN: L32102KA1945PLC020800;

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